ORLEN

02028907

GK/PW/ 317/2002

SEC file: 82-5036

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

SUPPL

SEC MAIL PROCESSING
RECEIVED
APR 22 2002
WASH. D.C. 154 SECTION

Płock, February 20th, 2002

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed **revised & corrected** list of shareholders entitled to participate at the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. on February 21, 2002. The corrections regard number of shares specified in No 77 and No 93. They are quoted fine in this report.
Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 51 41 or mobile: +48 607 325 405.

Yours sincerely,

Paweł Wochowski
Investor Relations Department

dw 5/9

Shareholders entitled to participate at the Extraordinary General Meeting of Shareholders of POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA on February 21, 2002

No.	Shareholder	No. of shares	Type of shares	No. of votes
1	AIG OTWARTY FUNDUSZ EMERYTALNY UL. PRZEMYSŁOWA 26, 02-672 WARSZAWA	1 900 000	Bearer	1 900 000
2	AMERICAN BIBLE SOCIETY RE: TEMPLETON 1865 BROADWAY NEW YORK NEW YORK 10023	38 290	Bearer	38 290
3	THE BANK OF NEW YORK 101 BARCLAY STREET NEW YORK, N.Y. 10286, USA	3 243 930	Bearer	3 243 930
4	BANKOWY OTWARTY FUNDUSZ EMERYTALNY UL. SIENNA 75 WARSZAWA	300 000	Bearer	300 000
5	BARANOWSKI EDWARD I DANUTA UL. MIODOWA 20/26 09-400 PŁOCK	1 140	Bearer	1 140
6	BIELAWA ZBIGNIEW BOKSYCKA 155a 27-415 KUNÓW	10	Bearer	10
7	BIELSCY MAŁGORZATA I DARIUSZ UL. PSZCZELA 2 M. 181 09-400 PŁOCK	3 677	Bearer	3 677
8	BORKOWSKI HENRYK UL. MICKIEWICZA 3 07-415 OLSZEWO-BORKI	11	Bearer	11
9	BOSSAK JAN UL. SYMFONII 4 / 25 02-786 WARSZAWA	1 453	Bearer	1 453
10	BROMKA BOGDAN UL. PIASKA 4/20 09-407 PŁOCK	2	Bearer	2
11	BRZESKA KAZIMIERA UL. WIŚNIEWSKIEGO 24 09-411 PŁOCK	5 250	Bearer	5 250
	BUDKIEWICZ MICHAŁ			

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PKN ORLEN SA
SEC File
82-5036

12	UL. SZARYCH SZEREGÓW 13/19 09-409 PŁOCK	4	Bearer	4
13	CAIB OFI AKCJI UL. E.PLATER 53 WARSZAWA	10 000	Bearer	10 000
14	CAPITAL GUARDIAN EMERGING MARKETS TOBACCO-FREE EQUITY FUND FOR TAX-EXEMPT TRUST 333 SOUTH HOPE STREET, 55TH FLOOR LOS ANGELES, CALIFORNIA , USA	26 800	Bearer	26 800
15	CAPITAL INTERNATIONAL EMERGING MARKETS FUND 5 RUE PLAETIS L-2338 LUXEMBOURG	640 000	Bearer	640 000
16	CENTRALNY DOM MAKLERSKI PEKAO S.A. UL. WOŁOSKA 18 02-675 WARSZAWA	1	Bearer	1
17	CHMIELEWSKI WŁODZIMIERZ I ZOFIA UL. WIŚNIOWA 3 43-450 USTROŃ	12 000	Bearer	12 000

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18	CHUDZIK JAN UL. DĄBRÓWKI 3 M.19 09-400 PŁOCK	6 920		6 920
19	CHUDZIK PIOTR UL. BIEGAŃSKIEGO 27/4 ŁÓDŹ	1	Bearer	1
20	COMMERCIAL UNION OFE BPH CU WBK AL. JANA PAWŁA II 23 00-854 WARSZAWA	12 522 000	Bearer	12 522 000
21	COMMERCIAL UNION POLSKA - TOWARZYSTWO UBEZPIECZEŃ NA ŻYCIE S.A. AL. JANA PAWŁA II 23 00-854 WARSZAWA	3 800 000	Bearer	3 800 000
22	CREDIT AGRICOLE INDOSUEZ LUXEMBOURG ALLEE SCHEFFER 39 LUXEMBOURG L - 2520	66 700	Bearer	66 700
23	CZAPRAN MAREK UL. DWORCOWA 21/8 50-456 WROCŁAW	5	Bearer	5
24	CZERNIAK KONSTANTY UL. SOKOLA 40/2 59-300 LUBLIN	5	Bearer	5
25	DOLIŃSKA -KOBIŃSKA AGNIESZKA MAKÓW 3 45-227 OPOLE	5		5
26	DOM MAKLERSKI BIG - BG S.A. AL. JANA PAWŁA II 15 WARSZAWA	1	Bearer	1
27	DOM MAKLERSKI BZ WBK S.A. PL. WOLNOŚCI 16 60-967 POZNAŃ	1	Bearer	1
28	DOMOSŁAWSCY IRENEUSZ I ZOFIA UL. PIASKA 6 M.18 09-407 PŁOCK	2 000	Bearer	2 000
29	DROZDEK WŁADYSŁAW UL. JASNA 12/1 M. 29 09-400 PŁOCK	6 920	Bearer	6 920
30	DRUGI POLSKI FUNDUSZ ROZWOJU - BRE Sp. z o.o. UL. SENATORSKA 18 A WARSZAWA	2 791 713	Bearer	2 791 713
31	DURLIK DOROTA I MAŁGORZATA UL. WITOLDA 6/8/18 26-600 RADOM	1	Bearer	1

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32	DWS POLSKA FUNDUSZ INWESTYCYJNY OTWARTY AKCJI PLUS UL. ARMII LUDOWEJ 26 00-609 WARSZAWA	1 000	Bearer	1 000
33	DZIAŁO TADEUSZ UL. WIEJSKA 55 39-300 MIELEC	990	Bearer	990
34	DZIUBA JANUSZ UL. OSIEDLE WZGÓRZE 91 27-530 OŻARÓW	10	Bearer	10
35	DZIWOTA HENRYK UL. KOCHANOWSKIEGO 26/76 09-402 PŁOCK	3 500	Bearer	3 500
36	EJDYS WIESŁAW UL. WIŚNIEWSKIEGO 25 09-409 PŁOCK	10	Bearer	10
37	EMERGING MARKETS GROWTH FUND INC. 333 SOUTH HOPE STREET 55 TH FLOOR LOS ANGELES , CALIFORNIA , USA	4 000 000	Bearer	4 000 000

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38	ERSTE SECURITIES POLSKA S.A. AL. JANA PAWŁA II 23 00-854 WARSZAWA	1	Bearer	1
39	EURO AGRO CENTRUM S.A. UL. KRUCZA 24/26 00-526 WARSZAWA	3 877 652	Bearer	3 877 652
40	EUROFUNDUSZ AKCJI OTWARTY FUNDUSZ INWESTYCYJNY UL. MARYNARSKA 19A 02-674 WARSZAWA	100 000	Bearer	100 000
41	EUROFUNDUSZ INDEKSOWY OTWARTY FUNDUSZ INWESTYCYJNY UL. MARYNARSKA 19A 02-674 WARSZAWA	40 000	Bearer	40 000
42	EUROFUNDUSZ ZRÓWNOWAŻONY OTWARTY FUNDUSZ INWESTYCYJNY UL. MARYNARSKA 19A 02-674 WARSZAWA	150 000	Bearer	150 000
43	EXETER FUND INC 1100 CHASE SQUARE ROCHESTER, NY 14604, USA	156 400	Bearer	156 400
44	FABISIAK MAREK I GRAŻYNA UL. KOCHANOWSKIEGO 52 09-400 PŁOCK	100	Bearer	100
45	FAŁEK KRZYSZTOF UL. JASNA 5 97-300 PIOTRKÓW TRYBUNALSKI	10	Bearer	10
46	FELKA ANDRZEJ UL. ENERGETYCZNA 13/13 53-330 WROCŁAW	220	Bearer	220
47	FOLTYNOWICZ MAREK UL. MALINOWA 10 PRUSZCZ GDAŃSKI	1	Bearer	1
48	FRANKIEWICZ MICHAŁ UL. TUWIMA 22A M 7 95-100 ZGIERZ	151	Bearer	151
49	FRANKLIN TEMPLETON INVESTMENT FUNDS RE: TEMPLETON EASTERN EUROPE FUND 26 BOULEVARD ROYAL, L-2449 LUXEMBOURG GRAND-DUCHY OF LUXEMBOURG	696 600	Bearer	696 600
50	FRANKLIN TEMPLETON INVESTMENT FUNDS RE: TEMPLETON EMERGING MARKET FUND 26 BOULEVARD ROYAL, L-2449 LUXEMBOURG GRAND-DUCHY OF LUXEMBOURG	970 277	Bearer	970 277

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51	FUNDUSZ INWESTYCJI KAPITAŁOWYCH KGHM METALE S.A. UL. M. SKŁODOWSKIEJ-CURIE 92 59-301 LUBIN	3 006 800	Bearer	3 006 800
52	GANCZEWSKA ANNA UL. DWUDZIESTOLATKÓW 2 M.5 02-157 WARSZAWA	200	Bearer	200
53	G&G SP. Z O.O. UL. BRONISZEW 74 05-610 GOSZCZYN	10	Bearer	10
54	GIEROWSKI JÓZEF HUBERT 56 Av. MONTAIGNE 75-008 PRIS, FRANCE	9 654	Bearer	9 654
55	GLIŃSCY STANISŁAWA I GRZEGORZ UL. CHAŁUBIŃSKIEGO 9A 09-400 PŁOCK	16 300	Bearer	16 300
56	GÓRSKI DARIUSZ CZARNÓW 157/6 05-510 KONSTANCIN - JEZIORNA	1	Bearer	1

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57	GÓRSKI MIROSŁAW KORMORANÓW 41 40-521 KATOWICE	209 180	Bearer	209 180
58	GURCZYŃSKI IRENEUSZ UL. OKRZEI 2/2 09-400 PŁOCK	1	Bearer	1
59	ING NATIONALE NEDERLANDEN POLSKA OFE UL.LUDNA 2 WARSZAWA	9 015 796	Bearer	9 015 796
60	ING SFIO AKCJI 2 PL. TRZECH KRZYŻY 10/14 WARSZAWA	500 000	Bearer	500 000
61	JABŁONOWSKI IRENEUSZ UL. ORZECHOWA 27 09-410 PŁOCK	10	Bearer	10
62	JABŁONOWSKI JAN UL. ŁĄKOWA 6/1 11-700 MRĄGOWO	100	Bearer	100
63	JADCZAK ELIZA UL. BAT. CHŁOPSKICH 9 M 15 09-400 PŁOCK	8	Bearer	8
64	JAKUBCZYK ADAM UL. PRZYSZKOLNA 6/11 09-401 PŁOCK	198	Bearer	198
65	JANAS PAWEŁ ADAM UL. MALBORSKA 3 M. 180 03-286 WARSZAWA	1	Bearer	1
66	JAWORSKI IRENEUSZ UL. GŁOGOWA 5/8 21-040 ŚWIDNIK	18	Bearer	18
67	JĘDRZEJEWSKI LESZEK UL. OKRĄG 8/10 M.3 00-407 WARSZAWA	1	Bearer	1
68	JĘDRZEJEWSKI RAFAŁ UL. WIŚNIEWSKIEGO 15 M. 14 09-400 PŁOCK	1	Bearer	1
69	KARASZEWSKI RYSZARD UL. MIKOŁAJCZYKA 6 09-200 SIERPC	6 920	Bearer	6 920
70	KARPIŃSKI SZYMON UL. OSIEDLE GÓRNICZE 30/19 58 - 308 WAŁBRZYCH	10	Bearer	10
71	KĘDZIERSKI ZDZISŁAW UL. E. PLATER 92/21 71-655 SZCZECIN	19	Bearer	19

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72	KLECZKOWSKI HENRYK UL. DOBRZYŃSKA 7 B/38 09-400 PŁOCK	200	Bearer	200
73	KŁOS MAREK UL. BEMA 2 87-720 CIECHOCINEK	156	Bearer	156
74	KOŁODZIEJ JÓZEF UL. KRAKOWSKA 17/59 39-200 DĘBICA	10	Bearer	10
75	KOSTYRA TETYANA UL. BAŻANTÓW 21 A BIELSKO - BIAŁA	100	Bearer	100
76	KULAK MIROSŁAW UL. ŁASKA 7 98-240 SZADEK	199	Bearer	199
77	**KULCZYK HOLDING S.A.** **UL. KRUCZA 24/26** **00-526 WARSZAWA**	**8 333 554**	**Bearer**	**8 333 554**
78	KURASZ JAKUB UL. WOKALNA 8/9 02-783 WARSZAWA	5	Bearer	5

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79	KURNAL TOMASZ UL. ZELWEROWICZA 22 02-928 WARSZAWA	119 909	Bearer	119 909
80	KWIATKOWSKI BOGDAN UL. LACHMANA 18 M.6 09-407 PŁOCK	3 920	Bearer	3 920
81	LEŚNIEWSKI WOJCIECH UL. JACHOWICZA 21 M.43 09-402 PŁOCK	200	Bearer	200
82	LEŚNIOWSKA DANUTA UL. KONDRATOWICZA 41/195 03-285 WARSZAWA	1 490	Bearer	1 490
83	LISIAK KRZYSZTOF KAZIMIERZÓWKA 158 21-040 ŚWIDNIK	309	Bearer	309
84	ŁAGODA ŁUCJA UL. WOJSKA POLSKIEGO 168/1 SZCZECIN	10	Bearer	10
85	ŁOZIŃSKI DARIUSZ ANDRZEJ UL.PLAŻOWA 17 11-300 BISKUPIEC	15	Bearer	15
86	MADEJEK JAN UL. URZĘDOWSKA 24 20-727 LUBLIN	48	Bearer	48
87	MAJCHROWSKI KRZYSZTOF OSIEDLE ZIELONE 5 M 15 16-100 SOKÓŁKA	869	Bearer	869
88	MALINOWSKI DARIUSZ ALEJA MAJOWA 5/7 44-121 GLIWICE	1	Bearer	1
89	MALISZEWSKI RYSZARD JERZY UL. MICKIEWICZA 21 M. 115 09-400 PŁOCK	1	Bearer	1
90	MAŁYSKA JERZY UL. MAGNOLII 25 05-126 NIEPORĘT-GRABINA	869	Bearer	869
91	MAURER STANISŁAW UL. ZIELONA 28 M.4 90-624 ŁÓDŹ	2 635	Bearer	2 635
92	MIECZNIKOWSKI REMIGIUSZ UL. JODŁOWA 2/1 09-402 PŁOCK	2 000	Bearer	2 000
93	MISZTAL ZDZISŁAW JAKUB UL. SOSNOWIECKA 25 01-496 WARSZAWA	449	Bearer	449

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94	MYŚLIWIEC MAREK UL. BIESIADNA 4 44-240 ŻORY	154	Bearer	154
95	NAFTA POLSKA SPÓŁKA AKCYJNA UL. JASNA 12 00-013 WARSZAWA	74 068 050	Bearer	74 068 050
96	NOWAK KAZIMIERZ UL. M.C.SKŁODOWSKIEJ 1/17 09-400 PŁOCK	2 000	Bearer	2 000
97	NOWAK NORBERT UL.SIENNICKA 13/1 80-703 GDAŃSK	5	Bearer	5
98	NOWAK WALDEMAR UL. BATALIONU ZOŚKA 34 09-409 PŁOCK	42 000	Bearer	42 000
99	NOWARA WINFRID UL. POKOJU 5 41-945 PIEKARY ŚLĄSKIE	20	Bearer	20
100	NYCZ ZDZISŁAW ŚRODKOWA 16 09-400 PŁOCK	14	Bearer	14

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101	OTTO MICHAŁ UL. EBRO 30A 01-490 WARSZAWA	1	Bearer	1
102	OTWARTY FUNDUSZ EMERYTALNY DOM AL. JANA PAWŁA II 61 C 01-031 WARSZAWA	495 000	Bearer	495 000
103	OTWARTY FUNDUSZ EMERYTALNY PBK ,,ORZEŁ" UL. DOMANIEWSKA 41 WARSZAWA	400 000	Bearer	400 000
104	OTWARTY FUNDUSZ EMERYTALNY POCZTYLION UL. NOWOGRODZKA 11 00-513 WARSZAWA	883 300	Bearer	883 300
105	OTWARTY FUNDUSZ EMERYTALNY PZU ,,ZŁOTA JESIEŃ" AL. JANA PAWŁA II 24 00-133 WARSZAWA	4 954 869	Bearer	4 954 869
106	OZIMSKI WITOLD UL. PIASTOWSKA 2A M.34 98-200 SIERADZ	383	Bearer	383
107	PACURA PAWEŁ UL. STAWOWA 8 A 32-800 BRZESKO	1 373	Bearer	1 373
108	PARTYKA KAZIMIERZ UL. JURASZKA 18 33-100 TARNÓW	1 100	Bearer	1 100
109	PAWŁOWSKI ŁUKASZ UL. FRANCISZKAŃSKA 14A/13 00-214 WARSZAWA	2	Bearer	2
110	PBK ATUT 4 OTWARTY FUNDUSZ INWESTYCYJNY AKCJI UL. JANA SZYMCZAKA 5 WARSZAWA	1 000	Bearer	1 000
111	PIERWSZY POLSKI FUNDUSZ ROZWOJU - BRE Sp. z o.o. UL. SENATORSKA 18 A 00-950 WARSZAWA	6 225 712	Bearer	6 225 712
112	PIONEER OTWARTY FUNDUSZ INWESTYCYJNY AGRESYWNEGO INWESTOWANIA UL. MARYNARSKA 19A 02-674 WARSZAWA	866 416	Bearer	866 416
113	PIONEER PIERWSZY POLSKI OTWARTY FUNDUSZ INWESTYCYJNY UL. MARYNARSKA 19A 02-674 WARSZAWA	1 183 776	Bearer	1 183 776
	POWSZECHNY ZAKŁAD UBEZPIECZEŃ S.A.			

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114	AL. JANA PAWŁA II 24 00-133 WARSZAWA	2 672 628	Bearer	2 672 628
115	POWSZECHNY ZAKŁAD UBEZPIECZEŃ NA ŻYCIE S.A. UL. JANA PAWŁA II/24 WARSZAWA	5 700 000	Bearer	5 700 000
116	PPUH "BIAS" SP. Z O.O. UL. ZAWODOWA 32 04-419 WARSZAWA	10	Bearer	10
117	PRZYWIECZERSKI DARIUSZ UL. OKRĄG 4 M.35 00-405 WARSZAWA	1	Bearer	1
118	PUPACZ HALINA UL. BOGATYŃSKA 6 M 8 01-461 WARSZAWA	50	Bearer	50
119	PUPACZ WŁADYSŁAW UL. BOGATYŃSKA 6 M 8 01-461 WARSZAWA	50	Bearer	50
120	PYSZKO ANTONI SŁAWOMIR CEKANOWO 09-472 SŁUPNO	14	Bearer	14

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121	RDEST MARIA UL. SKŁODOWSKIEJ 1/136 09-400 PŁOCK	6 920	Bearer	6 920
122	ROMANIUK MONIKA UL. KOPERNIKA 4/3 21-500 BIAŁA PODLASKA	2	Bearer	2
123	ROSIAK ZBIGNIEW UL. DĄBROWSKIEGO 12/1 98-220 ZDUŃSKA WOLA	15	Bearer	15
124	RUDZIŃSKA REGINA UL. WOLSKIEGO 1 M .40 09-400 PŁOCK	2 000	Bearer	2 000
125	SEREK ANDRZEJ UL. JAKUBOWSKIEGO 6 M 12 09-402 PŁOCK	1 600	Bearer	1 600
126	SKARB PAŃSTWA UL. KRUCZA 36 / WSPÓLNA 6 00-522 WARSZAWA	43 633 897	Bearer	43 633 897
127	SKWAREK WOJCIECH UL. A.URBANOWICZ 21A /43 41-200 SOSNOWIEC	10	Bearer	10
128	SOBCZAK MARIUSZ UL. LACHMANA 18 M 8 09-407 PŁOCK	1	Bearer	1
129	SOFIŃSKA BARBARA UL. A. BOŻKA 1/3 47-220 KĘDZIERZYN KOŹLE	660	Bearer	660
130	STELMACH ANNA UL. MAŁAEJ ŁĄKI 1 M.33 02-793 WARSZAWA	1 490	Bearer	1 490
131	STOLTZ MACIEJ STANISŁAW UL. OSIEDLE WZGÓRZE 91 27-530 OŻARÓW	95	Bearer	95
132	SUPLICKI ANDRZEJ UL. DOBROWOLSKIEGO 9 M 25 09-407 PŁOCK	5 248	Bearer	5 248
133	SUPŁACZ JAROSŁAW UL. SZARYCH SZEREGÓW 18/20 09-409 PŁOCK	1	Bearer	1
134	SZABLEWSKI STANISŁAW UL. POŁUDNIOWA 14 09-407 PŁOCK	4 936	Bearer	4 936
135	SZOPA JERZY UL. WIEJSKA 165	27	Bearer	27

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	41-103 SIEMIANOWICE ŚLĄSKIE			
136	SZUM JANUSZ UL. ZUBRZYCKIEGO 20 09-410 PŁOCK	6 367	Bearer	6 367
137	SZUMSKI WOJCIECH UL. 3-GO MAJA 11 M.12 09-402 PŁOCK	2 353	Bearer	2 353
138	SZYMCZAK MIECZYSŁAW UL. KOLEGIALNA 29 A M.20 09-402 PŁOCK	19	Bearer	19
139	SZYPRYT JAN I ŁUCJA UL. POLNA 18/78 09-400 PŁOCK	1	Bearer	1
140	ŚLIWIŃSKI MICHAŁ UL. SPRINTERÓW 7/31 94-002 ŁÓDŹ	1	Bearer	1
141	TARKA RAFAŁ UL. ORLIŃSKIEGO 3M. 92 09-400 PŁOCK	1	Bearer	1

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142	TEMPLETON DEVELOPING MARKETS SECURITIES FUND (A SERIES OF FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST) 777 MARINERS ISLAND BOULEVARD, SAN MATEO, CALIFORNIA 94403, USA	1 068 116	Bearer	1 068 116
143	TEMPLETON DEVELOPING MARKETS TRUST 500 EAST BROWARD BOULEVARD FORT LAUDERDALE, FLORIDA 33394 USA	5 110 190	Bearer	5 110 190
144	TEMPLETON EMERGING MARKETS APPRECIATION FUND, INC. 500 EAST BROWARD BOULEVARD FORT LAUDERDALE, FLORIDA 33394 USA	99 100	Bearer	99 100
145	TEMPLETON EMERGING MARKETS FUND 1 ADELAIDE STREET EAST,SUITE 2101 TORONTO, ONTARIO M5C 3B8, CANADA	906 706	Bearer	906 706
146	TEMPLETON EMERGING MARKETS FUND, INC. 500 EAST BROWARD BOULEVARD, FORT LAUDERDALE, FLORIDA 33394 USA	551 850	Bearer	551 850
147	TEMPLETON EMERGING MARKETS FUND LUXEMBOURG 26 BOULEWARD ROYAL, L- 2449 LUXEMBOURG GRAND-DUCHY OF LUXEMBOURG	16 290	Bearer	16 290
148	TEMPLETON EMERGING MARKETS INVESTMENT TRUST PLC SALTIRE COURT, 20 CASTLE TERRACE EDINBURGH EH1 2EH , SCOTLAND UK	3 697 933	Bearer	3 697 933
149	TEMPLETON INSTITUTIONAL FUNDS INC. - EMERGING MARKETS SERIES 500 EAST BROWARD BOULEVARD, FORT LAUDERDALE, FLORIDA 33394, USA	4 599 165	Bearer	4 599 165
150	TEMPLETON INTERNATIONAL EMERGING MARKETS FUND 500 EAST BROWARD BOULEVARD FORT LAUDERDALE, FLORIDA 33394 USA	730 319	Bearer	730 319
151	TOWARZYSTWO UBEZPIECZEŃ I REASEKURACJI „WARTA" S.A. UL. CHMIELNA 85/87 WARSZAWA	3 000 000	Bearer	3 000 000
152	WALASIK WIESŁAW UL. PADLEWSKIEGO 5 M. 30 09-402 PŁOCK	1	Bearer	1
153	WALCZAK WALDEMAR UL. KASZTANOWA 23	55	Bearer	55

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	99-300 KUTNO			
154	WASILEWSKI LESZEK UL. TRUSKAWKOWA 23 81- 589 GDYNIA	5	Bearer	5
155	WESOŁOWSKA BARBARA UL. KOSSOBUDZKIEGO 2 M 16 09-400 PŁOCK	6 920	Bearer	6 920
156	WŁOSIŃSKI STANISŁAW UL. DOBROWOLSKIEGO 13/27 09-407 PŁOCK	100	Bearer	100
157	WOJTANOWICZ KRZYSZTOF UL. AMONA 9 81- 601 GDYNIA	10	Bearer	10
158	ZAWADZKA JADWIGA CZESŁAWA UL. KLONOWA 13 M.1, 09-402 PŁOCK	1	Bearer	1
159	ZIÓŁKOWSKI MAKARY UL. FAUSTYNA PIASKA 6 M. 67, 09-407 PŁOCK	6 920	Bearer	6 920
160	ZURICH OTWARTY FUNDUSZ EMERYTALNY UL. DOMANIEWSKA 41 02-672 WARSZAWA	1 000 000	Bearer	1 000 000
161	ŻYSZCZYŃSKI RYSZARD UL. WARSZAWSKA 29, 26-225 GOWARCZYKÓW	10	Bearer	10
	R A Z E M	**218 565 202**	Bearer	**218 565 202**

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